Filed by ScanSoft, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Nuance Communications, Inc.
Commission File No.: 333-125496

Final Transcript
Conference Call Transcript
SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call
Event Date/Time: Aug. 09. 2005 / 4:30PM ET
Event Duration: N/A

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Final Transcript
Aug. 09. 2005 / 4:30PM, SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call
CORPORATE PARTICIPANTS
Paul Ricci
ScanSoft, Inc. — CEO
Jamie Arnold
ScanSoft, Inc. — CFO; Sr. VP
CONFERENCE CALL PARTICIPANTS
Jeff Van Rhee
Craig Hallum Capital — Analyst
Mike Latimore
Raymond James & Associates — Analyst
John Mayetta (ph)
Needham & Co. — Analyst
Michael Kern (ph)
Adams Harkness — Analyst
PRESENTATION

Operator
Ladies and gentlemen, thank you for standing by and welcome to the fiscal third quarter 2005 earnings results conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session with instructions being given at that time. If you should require assistance during the call, please press star then zero. As a reminder this conference is being recorded.
I would like to turn the conference over to our presenters. We have Mr. Paul Ricci, CEO of ScanSoft, and joining him is Mr. Jamie Arnold, CFO of ScanSoft. To lead things off, Mr. Ricci. Please go ahead.

Paul Ricci - ScanSoft, Inc. — CEO
Good afternoon, everyone, and thank you for joining us today.
Before we begin I need to remind everyone that the matters we are discussing this afternoon include predictions, estimates, expectations, and other forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially. You should refer to our recent SEC filings and public announcements for a detailed list of risk factors.
ScanSoft recorded a strong quarter of revenue and earnings growth as we achieved solid execution and performance across most of our business. As you saw in the release, we reported revenue of 56.8 million, 23% higher than in the June quarter of 2004. Revenue was strong across all of our speech markets: Network, Embedded, and Dictation, and within the latest versions of our expanded family of PDF products, launched in May. If we exclude revenues from Phonetics, ART, and Rhetorical, all acquired earlier in this fiscal year, organic revenues were just above 54 million or about 17% higher than the same quarter last year.
Speech revenues in the quarter totaled 40.8 million and grew approximately 37% year over year. Excluding revenues from these recent acquisitions, organic revenue growth for Speech was about 26%.
ScanSoft’s Network Speech revenues achieved a new record level this quarter, with particular strength in North America and sustained growth in telecommunications. We continue to experience the benefits from ongoing investments and expanding our solutions portfolio, enhancing our services capabilities, and growing our channel network. Network Speech revenues were about 23.1 million worldwide and grew approximately 33% year over year. Organically, ScanSoft’s Network revenue grew about 25%.

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Final Transcript
Aug. 09. 2005 / 4:30PM, SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call
Our success in Network Speech derives from the deployment of enterprise-wide solutions, comprising a portfolio of technologies, applications, and professional services. We believe that our ability to combine core technologies, applications, and services sets us apart from others and in particular we believe that the capabilities of our professional services team differentiates us in the eyes of our customers in our ability to ensure their success. Because of the growing importance of our services revenue, we were especially pleased this quarter at continued improvement of the operating metrics and margins in that segment of the business.
We continue to gain new customers in our target markets, signing new or follow-on contracts with global businesses including Marriott, Social Security Administration, and BlueCross BlueShield.
I also note that we continue to see good success and continued demand within Telecommunications where this quarter we added business from BellSouth, SBC, Verizon, and Verizon Wireless. We expect our partner-focused sales execution model to continue creating revenue growth across our targeted vertical markets including Telecommunications, Financial Services, and Travel and Hospitality, as large enterprises in these sectors strive to improve costs and enhance the satisfaction rates of their customer care operations.
ScanSoft’s Embedded Speech revenues reached their highest level, increasing by more than 49% year over year to $7.1 million in the quarter. Please note, though, that this growth benefited from revenues associated with the ART acquisition.
We see progress in our performance in competitive bids with important customer successes that include Plantronics, Motorola, BMW, Nokia, and Magneti Marelli. We believe that as these design wins convert to deployed solutions, they will create further growth for us in Embedded Speech revenues. We remain optimistic about the prospects in coming quarters in two main segments of the embedded market: Voice activation in the automobile and voice enablement of various functionality on cellular phones.
This quarter, Dragon Naturally Speaking again performed well as we saw sustained customer demand and momentum following the introduction of version 8 late last year. Excluding the modest revenues from recently acquired MedRemote, Dictation revenues grew 40% year over year in the quarter and for the first nine months of this fiscal year are up 50% over the same period last year.
Awareness of the value and performance of Dragon 8 continues to grow within our target markets, particularly within the medical and health care fields, and has fueled greater adoption for our family of dictation solutions. We’re pleased to formally welcome the employees of MedRemote after closing the acquisition in May. MedRemote has been established as a premier provider of health care transcription solutions and the combination of our organizations provides us with an expanded suite of health care focus speech automation solutions. Our interest in the health care transcription market increases as we see signs of increased acceptance of Dragon-based solutions in that market and the growing effectiveness of our channels in addressing that demand.
Imaging revenues were 16.0 million, about at our planned level, down 1% from the same quarter last year. PDF-related revenues grew by more than 35% from the same quarter last year, but we also experienced, as anticipated, a sharp decline in OmniPage revenues as we completed the final quarter just prior to launch. You’ll note separately that we announced a new version of OmniPage, Version 15 earlier today. Our PDF products capitalize on the growing use of the PDF format for sharing electronic business documents within organizations and tap into the attractive opportunity of delivering specific PDF features and pricing to meet the needs of the average business user.
As we’ve discussed previously, our objective is to leverage our channels, technology, and brand awareness in imaging products to provide an attractive alternative in the growing market for PDF capabilities. This quarter’s results do provide additional evidence that we’re realizing this objective.
Along with these areas of success, we had two of disappointment that I should comment briefly upon. First, international sales in our productivity applications were not as strong as we had hoped. This is the first quarter in a long while in which this has been the case, therefore, I do not see it as part of a larger trend. Nonetheless we’ll be increasingly focusing on it in the coming months. Second, our cash collections in the quarter were mediocre. While several factors contributed to this, really it is just a case of poor execution. Please be assured that here too we will be bringing renewed focus and energy to the issue.
And now, before I return to speak about guidance for the current quarter, I want to turn the call over to Jamie.

Jamie Arnold - ScanSoft, Inc. — CFO; Sr. VP
Thank you, Paul. Good afternoon, everyone.

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Final Transcript
Aug. 09. 2005 / 4:30PM, SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call
Before I discuss the financial results of the quarter, I want to remind everyone again that we changed our fiscal year-end to September 30th from December 31st. Please note that all quarterly comparisons correspond to the same calendar quarter; in this case, the third fiscal quarter of 2005 is compared with the second calendar quarter of 2004.
To recap Paul’s introductory comments, revenue for the quarter ended June 30, 2005 was 56.8 million, up 23% from 46.1 million for the same period a year ago. License revenue was 40.4 million, up 5.7 million from 34.7 million. Services revenue was 16.4 million, up 5 million from 11.4 million for the same period last year. Speech revenue was 40.8, up 10.9 or 37% year-over-year. Imaging revenue was 16 million, down approximately 200,000 or 1% year-over-year. International revenue accounted for approximately 31% of total revenue in Q3 of 2005 compared with 28% in the same period a year ago.
Net income for the quarter on a GAAP basis was $200,000 or break-even per common share compared with a net loss of 400,000 or break-even per share for the same period in 2004. In addition to using GAAP results in evaluating our business, management also believes it is useful to measure results using a nonGAAP measure of net income or loss, which excludes as applicable the amortization of intangible assets, noncash stock-based compensation, restructuring charges, and certain noncash tax and interest expenses. Please see the GAAP to nonGAAP reconciliation in the press release on our website. Using this nonGAAP measure, net income was 5.9 million or $.05 per diluted share in the quarter compared with net income of 4.3 million or $.04 per diluted share a year ago.
Turning to operating expenses. On a nonGAAP basis, third quarter cost of revenue was approximately 26% of revenue for a growth margin of 74% compared with cost of revenue of 25% and gross margin of 75% a year ago. The decrease in gross margin year-over-year is primarily attributable to services revenue being a larger percentage of total revenue. Please note that these gross margins exclude acquisition-related amortizations.
Looking at gross margins for services, they were 35% in the quarter as compared to 31% in the same period of last year. Service margins improved year-over-year as we realized additional leverages by delivering more service revenue with fewer incremental resources and realizing the planned improvements in service staff utilization.
To complete the picture, product gross margins were 89% in this quarter and 90% in the comparable quarter of 2004. Again, please note that these gross margins exclude acquisition-related amortization.
R&D was approximately 10 million or 18% of revenue versus 8.6 million or 19% of revenue a year ago. The increase in revenues year over year slightly more than offset the increased R&D expenses, which are primarily from the acquisitions of ART and Phonetics.
SG&A spending was 25.9 million or 46% of revenue as compared to 21.6 million or 47% of revenue in the same period a year ago. Expenses increased by approximately 4.3 million year over year, owing additional expenses associated with new sales personnel, marketing programs, and expenses related to Sarbanes-Oxley. Actual sales and marketing expenses in the quarter were materially below our plan, but this favorable variance was partially offset by substantially greater than planned expenses in G&A, mostly associated with Sarbanes-Oxley efforts. Direct and indirect Sarbanes-Oxley-related expenses in the quarter were between 1 million and 1.5 million.
In other income and expense for Q3 we had a foreign exchange gain of approximately $.5 million, owing mostly to the appreciation of the dollar against the Euro.
Turning to the balance sheet, the Company used cash from operations this quarter of 6.9 million. Based substantially on increased working capital needs, as accounts receivable increased we paid certain accrued expenses and we realized deferred revenues. Day sales outstanding were 59 days excluding deferred revenues versus 55 days a year ago. Depreciation was approximately 1.2 million, and capital expenditures were approximately 2.2 million. ScanSoft exited the quarter with cash and marketable securities of 26.3 million as compared to 29.7 million at the end of last quarter.
And now I will turn the call back over to Paul.

Paul Ricci - ScanSoft, Inc. — CEO
Thanks, Jamie. Before discussing our expectations for the fourth quarter, I want to comment briefly on the Nuance acquisition. As you all know, in May we announced the agreement to merge with Nuance. Since then we have been working diligently toward securing the necessary approvals and planning for the pending integration targeted at the close we expect to occur in September.

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Final Transcript
Aug. 09. 2005 / 4:30PM, SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call
ScanSoft has completed several complex acquisitions and integrations in recent years, and has applied a successful, disciplined process to ensure that the company can deliver upon its plans. We’ve approached the Nuance transaction in a similar fashion and have put in place dedicated resources to help us to manage the process and to position the combined company for an orderly and swift integration. We’re taking full advantage of the time prior to close to complete plans regarding product road maps, channel strategies, organizational structure, and other components of the integration.
I’m pleased with how the ScanSoft and Nuance employees have responded to the merger and approached the integration planning. An environment of collaboration and cooperation between our respective management teams and employees hs evolved into a shared commitment to the integration process and enthusiasm for the opportunities that lie ahead. Through the Company’s efforts our technology and product plans are advancing smoothly, our channels are eager to work with a combined organization that will be stronger than ever before.
Turning now to guidance, as mentioned in last week’s announcement of preliminary results, we expect to benefit from the momentum that has built in the past three quarters in our core Speech segments: Network speech for enterprises and select vertical markets, Embedded technology in automotive and cellular, and Dictation for the automation of health care transcription.
We’re also optimistic about the evidence of our results in the PDF product family line. We do expect as well to see benefits over this quarter and next from the new release of OmniPage. At the same time, we encourage investors to be mindful of the potential disruptions this quarter from the closing and integration of the Nuance transaction. We also remind investors that the September quarter is historically a seasonally weak quarter for us.
Taking all of these factors into account, we’re comfortable with the range of current analyst expectations for revenue in the fourth fiscal quarter 2005 of 53 million to 56.5 million. We expect measured expense growth in the quarter, and therefore, also believe that the range of analysts GAAP earnings between a $0.01 loss and a $0.01 gain per share and nonGAAP earnings between 3 and $0.05 cents per diluted share are reasonable. Please note that these figures do not include estimates for Nuance revenue or merger-related expenses or restructuring charges.
In closing, let me emphasize that this is an exciting moment for ScanSoft as we continue to execute against our strategy, build momentum for our Speech and PDF solutions, and make progress towards closing the Nuance acquisition and planning the pending integration. In a quarter where we could have easily been distracted, I am pleased with how the organization and our employees remain focused on serving our customers and achieving results. This was a solid quarter of execution on our strategy and vision, and we look forward to the opportunities ahead.
This concludes our formal remarks and we will now take your questions.
QUESTION AND ANSWER

Operator
Thank you. [OPERATOR INSTRUCTIONS] Our first question comes from the line of Jeff Van Rhee of Craig Hallum. Please go ahead.

Jeff Van Rhee - Craig Hallum Capital — Analyst
Hey, guys. Real nice performance this quarter. Handful of questions here. First, Paul, if you start with the Dragon, that kind of growth is just doubly impressive given how long it’s been since we’ve seen the new product rollout. Can you talk to what’s changed in that market? Is it still going to continue to be so product cycle-centric, or do you think we’ve started to see a new phase of sort of market characteristics for that space?

Paul Ricci - ScanSoft, Inc. — CEO
Well, let’s see. I think you’ve asked two questions. Let me answer them in turn. I think what has changed is — are two things. First, I believe that the latest version of Dragon has received attention as a product that raises the performance level of dictation recognition to a level that is far more productive and therefore more willing to be embraced, particularly in the health care and medical field.

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Final Transcript
Aug. 09. 2005 / 4:30PM, SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call
Secondly, I think we have done a good job of building our channels and learning how to execute in channels, both through direct license sales, through our software reseller channels, and through our health care OEMs to reach the health care market. So I think it’s the combination of those two things.
With respect to the other part of your question, I do think that there will always be some benefit from a product launch, but if one looks at the performance over the last several quarters, we clearly are seeing a sustained level of growth that goes beyond just a launch phenomenon and we’re operating at a higher level of performance in the business than we have previously.

Jeff Van Rhee - Craig Hallum Capital — Analyst
Okay. As it relates to the deferred revenues, you went from 13.8 in Q1 and 16.4 Q2 and then back down to 12.6. So, I guess a two-part question. One, can you talk to the deferred revenue line? Was there anything particularly unusual that drove that dip? And secondly, can you comment on visibility as it relates to your forward guidance now versus maybe what you entered the second quarter with — or entered the June quarter with?

Paul Ricci - ScanSoft, Inc. — CEO
Your question about forward guidance is about guidance on deferred revenues?

Jeff Van Rhee - Craig Hallum Capital — Analyst
No, no, no. There’s two questions. I guess I just want an explanation on deferreds, if there’s anything unusual there, and a separate, maybe linked though, question is visibility in general. And maybe you’d just correlate that to your forward guidance in terms of what kind of visibility you’ve got into those forward numbers.

Paul Ricci - ScanSoft, Inc. — CEO
All right. So, I think I’m going to let Jamie take the question on deferred revenue and then I’ll come back on the question of guidance.

Jamie Arnold - ScanSoft, Inc. — CFO; Sr. VP
Jeff, the question on the deferred going up in the March quarter and coming back down, part of that increase was related to the acquisitions that we closed. They brought some deferred revenues related to projects that had not been completed, and we completed those projects. That’s why the deferred is back down closer to the original levels that you saw in December. They’re primarily project-related in the consulting arena.

Paul Ricci - ScanSoft, Inc. — CEO
Jeff, on the question of guidance, your question is about the visibility in guidance?

Jeff Van Rhee - Craig Hallum Capital — Analyst
Right.

Paul Ricci - ScanSoft, Inc. — CEO
I think that our visibility is getting a little better each quarter. I think that our systems and our ability to develop predictive models is improving. I also think we benefit from a very diverse set of revenue streams and a very diverse set of channels.
But, of course, we do also have acquisitions from time to time, and we know from experience that the first couple of quarters of any acquisition are somewhat less predictable than the subsequent quarters. So we have to balance those. But we’re relatively pleased with the predictive capability we’ve had over the last couple of quarters.

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Final Transcript
Aug. 09. 2005 / 4:30PM, SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call

Jeff Van Rhee - Craig Hallum Capital — Analyst
Okay. Last question. Service margins, where do you think they can go? I mean, you had real good progress from the December to the March quarter and then maybe a 100 basis point dip here. Where do they go and how fast do they get there?

Paul Ricci - ScanSoft, Inc. — CEO
Well, I think what we are striving to do is to deliver serial improvement, sequential improvement in our services margins, quarter over quarter, and we have done that based on the terrific work of our professional — our network and embedded services organizations. We ought to be able to continue to do that. It will come through a combination of operational improvements as well as focusing more and more on the high value and distinct services that we have as compared with other companies.
I think that we’ll — the rate of progress may slow a bit just because it gets more difficult as we move higher up the gross profit levels. But I think we’ll continue to make progress, and I don’t know how high it can go. That’s going to be a function on how well we can differentiate our services over time.

Jeff Van Rhee - Craig Hallum Capital — Analyst
Thanks. Great quarter.

Paul Ricci - ScanSoft, Inc. — CEO
Thank you.

Operator
Thank you. Our next questions comes from the line of Mike Latimore of Raymond James & Associates. Please go ahead.

Mike Latimore - Raymond James & Associates — Analyst
Good afternoon. Great results there. On the license line or product line, what was the growth in speech-related license revenue would you say, year over year?

Paul Ricci - ScanSoft, Inc. — CEO
I’m sorry. The question was what was the growth in speech-related license revenues. Well, as imaging was essentially flat year over year, all of the licensing growth had to have been — substantially would have been in Speech.

Mike Latimore - Raymond James & Associates — Analyst
That’s great. And then, I think you gave this earlier in the call, but did you break out the actual absolute numbers for network speech and Dragon?

Paul Ricci - ScanSoft, Inc. — CEO
Could you just repeat the question. It was a little garbled.

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Final Transcript
Aug. 09. 2005 / 4:30PM, SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call

Mike Latimore - Raymond James & Associates — Analyst
Yes. I was just wondering, did you earlier in the call, did you provide the absolute numbers for network speech and Dragon in the quarter?

Paul Ricci - ScanSoft, Inc. — CEO
I did. And I can do that again. Hold on one moment. Network speech revenues were 23.1 million, and the dictation revenues were — actually, I didn’t give that. But I will. We’ll dig that out while we’re searching here.

Mike Latimore - Raymond James & Associates — Analyst
Okay. Thanks.

Paul Ricci - ScanSoft, Inc. — CEO
Okay.

Mike Latimore - Raymond James & Associates — Analyst
And then how about — what’s your general expectations for acquired revenue in the September quarter?

Paul Ricci - ScanSoft, Inc. — CEO
Well, I don’t have a separate forecast for acquired revenues in the quarter. I’m sorry. I just don’t have that. I can get a general revenue range for the Company, but —

Mike Latimore - Raymond James & Associates — Analyst
That’s fine. And then, this is your first year where your fiscal year ends in September. Would you expect maybe a little less sort of negative seasonality? I mean, a lot of times there’s more incentive to kind of close deals. I was thinking fiscal year-end?

Paul Ricci - ScanSoft, Inc. — CEO
We have — we are — we have built some of that into our plan. We — despite the historical downtrend in seasonality in this quarter, our guidance is actually relatively flat.
And the answer to your earlier question is that Dictation revenues are about 10.6 in the quarter.

Mike Latimore - Raymond James & Associates — Analyst
Okay. Great.

Operator
Thank you. Our next question comes from the line of John Mayetta [ph] of Needham and Company. Please go ahead.

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Final Transcript
Aug. 09. 2005 / 4:30PM, SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call

John Mayetta - Needham & Co. — Analyst
Thanks very much. I guess the first question I had is, I think it was last week, ScanSoft had filed I believe it was an 8-K that talked about the R&D integration plan that the technical integration team has. And I think the next milestone is an executive review of that R&D integration plan. I was wondering if you could give us some color as to when that executive review may take place.

Paul Ricci - ScanSoft, Inc. — CEO
We have numerous reviews going on in the integration process across all the functions. There is an upcoming technical executive review in about two weeks’ time. Maybe that was the reference in the 8-K. I’m not sure.

John Mayetta - Needham & Co. — Analyst
Okay. Okay. Paul, you had mentioned that there was some softness in productivity in the international markets. Was that contained to any one specific geography?

Paul Ricci - ScanSoft, Inc. — CEO
Yes, Europe. It wasn’t horrific. It just wasn’t quite at the level — we’ve had such good performance from our European productivity team in the past that we were, to be honest, a little surprised.

John Mayetta - Needham & Co. — Analyst
Okay. Thank you very much.

Paul Ricci - ScanSoft, Inc. — CEO
Thank you.

Operator
Thank you. [OPERATOR INSTRUCTIONS] We do have a question from the lane of Michael Kern with Adams Harkness. Please go ahead.

Michael Kern - Adams Harkness — Analyst
Hi. Last quarter you had gave preliminary guidance for the combined company. I’m just wondering if you’re sticking by that guidance again?

Paul Ricci - ScanSoft, Inc. — CEO
For fiscal year ‘06?

Michael Kern - Adams Harkness — Analyst
Yes. For fiscal year ‘06.

Paul Ricci - ScanSoft, Inc. — CEO
Okay. We have not changed or updated that guidance, so that guidance stands.

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Final Transcript
Aug. 09. 2005 / 4:30PM, SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call

Michael Kern - Adams Harkness — Analyst
Okay. Thank you very much.

Operator
Thank you. [OPERATOR INSTRUCTIONS] We do have a follow-up question from Jeff Van Rhee of Craig Hallum.

Jeff Van Rhee - Craig Hallum Capital — Analyst
Two quick questions, actually. The organic Embedded growth, I think you gave it, but ART had some impact. How about the organic?

Paul Ricci - ScanSoft, Inc. — CEO
I didn’t give the number, but the number without ART would have been roughly 25%, I think, Jeff. But I don’t have the exact number here.

Jeff Van Rhee - Craig Hallum Capital — Analyst
And I know that that’s shown some pretty healthy growth. Have you started to see end of the leverage took a little while to make itself evident as you were sending engineering teams and you had some other costs. But the thought was that it should be very leveragable. Where have you gone on margins for that segment?

Paul Ricci - ScanSoft, Inc. — CEO
Operating margins, you mean?

Jeff Van Rhee - Craig Hallum Capital — Analyst
Yes.

Paul Ricci - ScanSoft, Inc. — CEO
We don’t break out operating margins by segment.

Jeff Van Rhee - Craig Hallum Capital — Analyst
Have you — at a minimum could you just say you’ve started to see that some of the leverage of some of these production or design wins have hit production?

Paul Ricci - ScanSoft, Inc. — CEO
It’s clear that the — that we’re getting operating leverage from that business, because the expenses in that business are relatively flat in the face of growth. As you would imagine, it’s a highly OEM sales market model, so sales expenses grow only modestly, and there’s some R&D expense growth. So it is a business that allows leverages and licenses grow

Jeff Van Rhee - Craig Hallum Capital — Analyst
Okay. And then lastly, the Q4 expenses, you said to look for an increase, maybe marginal, in the OpEx side. Where’s the incremental spending coming, other than commissions?

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Final Transcript
Aug. 09. 2005 / 4:30PM, SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call

Paul Ricci - ScanSoft, Inc. — CEO
There will be some year-end increase in sales expenses for exactly that reason. We — people will — we’ll anticipate some people overachieving and therefore we’ll get some of that phenomenon. We’ll have operating — marketing expenses associated with the launch of OmniPage 15. And then there are some investments that we have to modestly increase in the business as we prepare for fiscal year ‘06 and the growth plans in ‘06.
Finally, one last thing, which is we did mention in the call that the Sarbanes expenses were running very high this quarter, and they will certainly run as high — I’m sorry, very high in the quarter just finished. They will certainly run at least as high in this quarter, this being, of course, a pivotal quarter in that process.

Jeff Van Rhee - Craig Hallum Capital — Analyst
Okay. Great.

Operator
Thank you. We have a question from Mike Latimore of Raymond James & Associates. Please go ahead.

Mike Latimore - Raymond James & Associates — Analyst
Paul, maybe you can give us just a little update on what your customers’ reactions have been to the merger at this point? Have you noticed any customer sort of holding back just around — wanting to see what maybe the eventual technology path will be or anything like that?

Paul Ricci - ScanSoft, Inc. — CEO
Well, we certainly have customers that ask questions about that, but I am unaware of any lost — of any delayed transactions or lost transactions because of that. I know that others in the IVR industry have speculated about that in their calls. But we did not see evidence of that.
I think both our customers and our channel partners have generally been quite enthusiastic.
Obviously, our customers are making large investments and strategic investments in network speech, and therefore to the extent this makes us a stronger, more vibrant, more innovative, technically innovative company, that’s exciting for them and that’s in their interest, and I think our partners have felt the same way because we have had, of course, quite a partner-centric strategy.

Mike Latimore - Raymond James & Associates — Analyst
Just maybe an update on any pricing trends or are the trends similar to last quarter? Anything more or less?

Paul Ricci - ScanSoft, Inc. — CEO
Well, I should say that the network speech business is an increasingly competitive business as we see activities by Microsoft, IBM, and others. And I’ve said in the past and I continue to believe today that that robust competition is going to — it has and is it is going to continue to create pricing pressure in the business. And we accept that as part of the model and we have to plan around it.

Mike Latimore - Raymond James & Associates — Analyst
All right. Thanks.

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Final Transcript
Aug. 09. 2005 / 4:30PM, SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call

Paul Ricci - ScanSoft, Inc. — CEO
Thank you.

Operator
Thank you. One moment, please. We have no more questions in queue. Please continue.

Paul Ricci - ScanSoft, Inc. — CEO
All right. Well, thank you very much, then, for joining us for our third quarter fiscal year ‘05 conference call. I look forward to talking to you again next quarter. Good afternoon. Bye-bye.

Operator
Thank you. Ladies and gentlemen, this conference will be available for replay after 8 p.m. Central time today through midnight, August 23, 2005. You may access the AT&T teleconference replay system at any time by dialing 1-800-475-6701 and entering the access code 792067. Internal participants may dial 320-365-3844. Those numbers again are 1-800-475-6701 and 320-365-3844, access code 792067.
That does conclude our conference for today. Thank you for your participation and for using AT&T executive teleconference service. You may now disconnect.
ScanSoft, Inc.
GAAP to Non-GAAP Reconciliation
(in 000’s, except per share amounts)
Unaudited
GAAP: Fiscal Fourth Quarter 2005
   Net Income Per Share Guidance

	Three months ended
	September 30, 2005
	Low	High

Total revenue	$53,000	$56,500

GAAP net income (loss), per share	$(0.01)	$0.01
Cost of revenue from amortization of intangible assets, per share	$0.02	$0.02
Amortization of intangible assets, per share	$0.01	$0.01
Stock based compensation, per share	$0.01	$0.01
Restructuring and other charges, per share	$—	$—
Non-cash interest expense, per share	$0.00	$0.00
Non-cash taxes, per share	$0.00	$0.00

Non-GAAP net income (loss), per share	0.03	0.05

Shares used in computing non-GAAP net income (loss), per share:

Weighted average common shares: basic	115,000	115,000

Weighted average common and common equivalent shares: diluted	123,000	123,000

ScanSoft, Inc.
Reconciliation of Supplemental Financial Information
(in 000’s, except per share amounts)
Unaudited

	Three months ended		Nine months ended
	June 30,		June 30,
	2005	2004	2005	2004

Non-GAAP Financial Measures:

GAAP Gross Margin Percentages	70.5%	69.0%	69.8%	69.9%
Cost of revenue from amortization of intangible assets	3.1%	6.1%	4.3%	6.4%

Non-GAAP gross margin	73.6%	75.1%	74.1%	76.3%

GAAP Gross Margin
Product revenue	$40,387	$34,691	$125,150	$106,327
Service revenue	16,427	11,436	45,355	29,446

Total revenue	$56,814	$46,127	$170,505	$135,773
Less:
Cost of product licenses	4,352	3,541	14,335	11,586
Cost of professional services	10,663	7,939	29,933	20,576
Cost of revenue from amortization of intangible assets	1,752	2,805	7,260	8,656

GAAP gross margin	40,047	31,842	118,977	94,955
Less:
Cost of revenue from amortization of intangible assets	1,752	2,805	7,260	8,656

Non-GAAP gross margin	$41,799	$34,647	$126,237	$103,611

GAAP net income (loss)	$160	$(410)	$2,299	$(1,893)
Cost of revenue from amortization of intangible assets	1,752	2,805	7,260	8,656
Amortization of other intangible assets	1,083	635	2,731	2,154
Restructuring and other charges	2,080	—	2,739	1,428
Stock based compensation	580	530	1,934	1,024
Non-cash interest expense	286	43	638	199
Non-cash taxes	4	652	1,008	1,014

Non-GAAP net income (loss)	$5,945	$4,255	$18,609	$12,582

Non-GAAP net income (loss) basic:	$0.05	$0.04	$0.17	$0.12

Non-GAAP net income (loss) diluted:	$0.05	$0.04	$0.16	$0.11

Shares used in computing non-GAAP net income (loss) per share:

Weighted average common shares: basic	108,713	103,881	106,414	102,099

Weighted average common and common equivalent shares: diluted	116,417	113,494	114,029	112,639

ADDITIONAL INFORMATION AND WHERE TO FIND IT
On August 1, 2005, ScanSoft filed with the SEC a Registration Statement on Form S-4 (Reg. No. 333-125496) containing a definitive Joint Proxy Statement/Prospectus regarding the proposed transaction. Investors and security holders are urged to carefully read the Registration Statement and the Joint Proxy Statement/Prospectus as it contains important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders may obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.
ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.
Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.
SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS
Statements in this document regarding ScanSoft’s fiscal third quarter financial results; the future demand for, performance of, and opportunities for growth in ScanSoft’s speech solutions and productivity applications; the growth of the speech industry and the demand for speech solutions; the continued strength of existing products, services and relationships as well as the introduction of new products, services and relationships; the proposed transaction between ScanSoft and Nuance, the integration planning efforts, and any other statements about ScanSoft management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” or “estimates” or similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: fluctuations in demand for ScanSoft’s existing and future products; economic conditions in the United States and abroad; ScanSoft’s ability to control and successfully manage its expenses, inventory and cash position; the effects of competition, including pricing pressure; possible defects in ScanSoft’s products and technologies; the ability to consummate the proposed Nuance transaction; the ability of ScanSoft to successfully integrate Nuance’s operations and employees; the ability to realize anticipated synergies from acquired businesses; and the other factors described in ScanSoft’s Annual Report on Form 10K for the year ended September 30, 2004 and ScanSoft’s most recent quarterly report filed with the SEC, as well as the Joint Proxy Statement/Prospectus described above. ScanSoft disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

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Final Transcript
Aug. 09. 2005 / 4:30PM, SSFT — Q3 2005 ScanSoft, Inc. Earnings Conference Call

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